News Release

Alexco Commences 2010 Expanded Exploration Program at Keno Hill

March 4, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce the 2010 plans for the largest exploration program the Company has ever undertaken in the Keno Hill Silver District, Yukon Territory. Approximately 30,000 meters of diamond drilling is planned in 2010, comprising 25,000 meters of surface drilling throughout the district plus an additional 5,000 meters of underground drilling specifically at the Bellekeno mine which is currently under construction. The aim of the expanded exploration program is to define new and additional high grade minable resources at a number of sites within the district, including the Bellekeno mine and the historical Silver King mine, as well as the historical Lucky Queen mine where drilling in 2009 identified a new high grade zone of mineralization down-plunge of the historical Lucky Queen workings. Alexco plans to invest a minimum of $12 million to complete this 2010 exploration program.

2010 Keno Hill Exploration Highlights

  An approximately 25,000 meter surface drill program, scheduled to begin this month, is planned for the Keno Hill Silver District, where the Company’s land holdings exceed 23,000 hectares. This work will be in addition to the approximately 5,000 meter Bellekeno underground exploration and definition drilling program initiated in February, 2010.

  Surface exploration work will focus at the Silver King, Lucky Queen, Onek and Bermingham- Ruby-Hector Calumet mine areas, among others, with the aim of defining additional minable silver resources at grades comparable to the historical Keno Hill district production grades of approximately 40 ounces silver per ton.

  In addition to the systematic exploration and definition of new silver deposits outlined above, the Company will expand and accelerate its recently initiated (during 2009) “blind target” exploration program, which is designed to test targets where extrapolated stratigraphic, structural and geochemical patterns are similar to those associated with the larger and higher grade historical silver deposits in the district.

  Underground definition and exploration drilling continues at the Bellekeno mine, where an indicated resource of 401,000 tonnes grading 921 grams silver, 9.4% lead and 6.5% zinc was outlined in 2009 (see news release dated November 11, 2009 entitled “Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs – Initiation of Construction Approved”). The Bellekeno resource, which is currently being developed for mining production in 2010, comprises three mineralized zones: East, 99 and Southwest. The majority of the 2010 Bellekeno exploration drilling will focus on testing open, southwest-plunging areas of mineralization primarily in the East and Southwest zones.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

2010 Keno Hill Exploration Program

The 2010 Keno Hill exploration program is designed to define and expand silver mineralization and resources at Bellekeno, to confirm and expand historical resources at Silver King and Lucky Queen, and to test other priority targets throughout the district. At the Bellekeno mine, which is on track to commence production in the third quarter of calendar 2010, extensions to existing zones of mineralization will be tested in six areas.

In the vicinity of the historical Silver King mine, drilling in 2009 on the Silver King #5 vein intersected 2.55 meters grading 1,932 grams per tonne silver (56.4 ounces per ton), 11.3% lead and 0.4% zinc (see news release dated December 1, 2009 entitled “Alexco Announces Additional 2009 Drill Results, Keno Hill District, Yukon: Silver King Drilling Intersects 2.55 Meters of 56.4 Ounces per Ton Silver”) in quartzite-rich rocks located stratigraphically below schist-rich rocks that host the majority of the historically reported Silver King resources. In the Keno Hill district, the bulk of the past producing ore bodies occur within quartzite-rich sections, thereby adding to the potential for expansion of the Silver King historic resource at depth.

Similarly, at the historical Lucky Queen mine, Alexco’s discovery in 2009 of a new zone of mineralization approximately 70 meters down-plunge from the historical workings was highlighted by a number of significant intercepts, including K09-209 which returned assays to 2,120 grams per tonne silver (61.8 ounces per ton), 5.0% lead and 9.7% zinc over 4.23 meters (see news release dated November 3, 2009 entitled “Alexco Announces Additional 2009 Drill Results from Lucky Queen, Keno Hill District: Drilling Intersects 4.23 meters of 61.8 Ounces per Ton Silver”). Drilling in 2010 is targeted to define and expand this new zone of Lucky Queen mineralization. Assuming success, the Company aims to produce new resource estimates for Silver King and Lucky Queen, as well as an updated resource estimate for Bellekeno, during 2010.

In the shorter term, and unrelated to the 2010 exploration program, the Company plans to release a resource estimate for the historical tailings in the Keno Hill Silver District, based on approximately 280 sonic drill holes drilled in 2009.

From June 2006 through calendar 2009, Alexco has drilled 157 diamond drill holes totaling approximately 35,600 meters in the Keno Hill Silver District. A further 201 holes and 25,900 meters have been drilled from surface and underground in the Bellekeno mine area. The Company has also flown 2,016 line-kilometers of airborne geophysics, and has compiled approximately 35,000 documents and digital data into a 300 gigabyte digital library/database.

To date, only 16 of the approximately 35 known historical mine areas occurring within Alexco’s Keno Hill district land holdings have been drill tested by Alexco. In addition to silver, and largely apart from historical mines, the Company has identified areas of gold mineralization requiring additional work.

This news release has been reviewed and verified by Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.